Exhibit 99.1

January 22, 2012

To	To
Israel Securities Authority	Tel Aviv Stock Exchange Ltd.
Via fair disclosure electronic system (MAGNA)	Via fair disclosure electronic system (MAGNA)

Dear Sir, Madam,

Re:	GAZIT-GLOBE LTD. (THE “COMPANY”) – IMMEDIATE REPORT REGARDING PRIVATE ISSUANCE OF TRADABLE DEBENTURES AND OPTIONS FOR TRADABLE DEBENTURES

The Company is pleased to report that it undertook a private placement issuance to accredited investors in Israel (the “Offerees”) on January 19, 2012 and January 22, 2012, of NIS 185,231,800 par value of Debentures (Series D) of the Company together with 1,852,318 options (that are not tradable) exercisable into Debentures (Series K) of the Company (the “Options”), in consideration for a total of approximately NIS 226 million.

The Debentures (Series D) and the Options were packaged together, such that the Debentures were issued at a price of NIS 1.22 for every NIS 1 par value of Debentures (Series D) as there was no additional consideration for the Options.

Each of the Options are exercisable until February 29, 2012 into Debentures (Series K) of the Company, at an exercise price of NIS 121.8 (adjustable for any increases in the Israeli CPI) for each NIS 120 par value of Debentures (Series K) of the Company.

The Debentures (Series D) shall be issued to the Offerees by means of expanding the currently traded series that was initially issued according to the Company’s shelf prospectus dated September 20, 2006, pursuant to the trust deed dated May 24, 2006, executed between the Company and Aurora Fidelity Trust Company Ltd. (the “Trustee”) and the addendum to such trust deed, dated September 19, 2006.

The Debentures (Series K) that will be issued upon exercise of the Options (should they be exercised) shall be issued by expanding the currently traded series that was initially issued according to the Company’s shelf prospectus dated September 4, 2011, pursuant to the trust deed dated May 30, 2010, executed between the Company and the Trustee and the addendum to such trust deed, dated September 4, 2011.

The Debentures (both Series) shall be subject, after issuance, to limitations on resale according to the provisions of Section 15C of the Securities Law, 5728-1968, and the provisions of the Securities Regulations (Sections 15A to 15C of the Law), 5760-2000.

The issuance of the securities discussed herein is subject to the approval of their registration for trading by the Tel-Aviv Stock Exchange.

Safe Harbor Statement under the U. S. Private Securities Litigation Reform Act of 1995:

This release may contain forward-looking statements within the meaning of the U.S. federal securities laws. These statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such statements involve a number of known and unknown risks and uncertainties, many of which are outside our control, that could cause our future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks detailed in our public filings with the SEC. Except as required by law, we undertake no obligation to update any forward-looking or other statements herein, whether as a result of new information, future events or otherwise.

Kind regards,

Gazit-Globe, Ltd.